Exhibit 99.1

CNinsure Reports Fourth Quarter and Fiscal Year 2013 Unaudited Financial Results

GUANGZHOU, China, March 10, 2014 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20131.

Financial Highlights for Fourth Quarter of 2013

●	Total net revenues: RMB503.8 million (US$83.2 million), representing an increase of 15.6% from the corresponding period in 2012.
●	Operating income: RMB14.4 million (US$2.4 million), representing an increase of 125.1% from the corresponding period in 2012.
●	Net income attributable to the Company’s shareholders: RMB24.7 million (US$4.1 million), representing an increase of 23.2% from the corresponding period in 2012.
●	Adjusted EBITDA: RMB36.4 million (US$6.0 million), representing an increase of 8.3% from the corresponding period in 2012.
●	Basic and diluted net income per ADS: RMB0.49 (US$0.08) and RMB0.49 (US$0.08), respectively, representing increases of 23.5% and 24.0%, respectively, from the corresponding period in 2012.

Highlights for Fiscal Year 2013

●	Total net revenues: RMB1.8 billion (US$290.2 million), representing an increase of 10.8% from 2012.
●	Operating income: RMB18.0 million (US$3.0 million), representing a decrease of 72.7% from 2012.
●	Net income attributable to the Company’s shareholders: RMB95.6 million (US$15.8 million), representing a decrease of 26.7% from 2012.
●	Adjusted EBITDA: RMB124.2 million (US$20.5 million), representing a decrease of 36.5% from 2012.
●	Basic and diluted net income per ADS: RMB1.92 (US$0.32) and RMB1.91 (US$0.32), respectively, representing decreases of 26.5% and 26.4%, respectively, from 2012.

1This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Commenting on the fourth quarter financial results, Mr. Chunlin Wang, CNinsure’s chief executive officer, stated, “we delivered much stronger top line growth than expected in the fourth quarter of 2013, reflecting solid performance in our property and casualty insurance and claims adjusting businesses. With disciplined expense management in the fourth quarter of 2013, our operating expense to revenue ratio dropped year-over-year, which translated into improved operating profit and stellar profit growth in the fourth quarter of 2013.

“We are particularly encouraged by this quarter’s financial results as we saw more benefits from our investment in CNpad in the past three years. During 2013, CNpad generated RMB216 million gross premiums written in aggregate, including RMB120 million in one single quarter during the fourth quarter of 2013, of which an increasing portion, though still small, was contributed by the increasing productivity of our existing sales agents after using CNpad, and by new sales agents who were attracted by CNpad to join CNinsure. The results reaffirmed our belief that CNpad will become our next growth driver and reassured our commitment to our growth strategies.

“In 2014, we will continue our commitment to introducing CNpad to a broader user base internally and externally, driving cross-selling and offering high value products and services to our clients. We believe these growth initiatives will pay dividends and lead the company to strong and sustained profitable growth.”

Financial Results for the Fourth quarter of 2013

Total net revenues were RMB503.8 million (US$83.2 million) for the fourth quarter of 2013, representing an increase of 15.6% from RMB435.8 million for the corresponding period in 2012, primarily attributable to increases in net revenues from our P&C insurance and claims adjusting business segments, offsetting the decline in net revenues from our life insurance business segment. The increase in the P&C business segment was mainly driven by increases in both sales volume and commission rates received from insurance underwriters, while the growth of the claims adjusting segment was mainly attributable to growth in the auto insurance-related claims adjusting business and a revenue recognition of service fees in the fourth quarter of 2013 in relation to the claims adjustment for damage caused by a catastrophic snowstorm in Southern China. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for the fourth quarter of 2013 contributed 73.6%, 9.6%, and 16.8% of the Company’s total net revenues, respectively, compared to 71.3%, 14.0% and 14.7%, respectively, for the corresponding period in 2012.

Total operating costs and expenses were RMB489.4 million (US$80.9 million) for the fourth quarter of 2013, representing an increase of 14.0% from RMB429.4 million for the corresponding period in 2012.

Commissions and fees expenses were RMB365.8 million (US$60.4 million) for the fourth quarter of 2013, representing an increase of 17.3% from RMB311.8 million for the corresponding period in 2012. The increase was primarily due to sales growth and increases in commissions paid to our P&C sales agents caused by (i) higher commission rates in the auto insurance market as a result of increased competition among P&C insurance companies and (ii) increased per policy acquisition costs mainly due to expenses incurred in competing with telemarketing channels of certain P&C insurance companies.

Selling expenses were RMB24.7 million (US$4.1 million) for the fourth quarter of 2013, representing an increase of 27.5% from RMB19.3 million for the corresponding period in 2012, primarily due to increases in travel, vehicle, office and marketing expenses due to significant sales increase.

General and administrative expenses were RMB99.0 million (US$16.3 million) for the fourth quarter of 2013, representing an increase of 0.7% from RMB98.3 million for the corresponding period in 2012.

As a result of the foregoing factors, income from operations was RMB14.4 million (US$2.4 million) for the fourth quarter of 2013, representing an increase of 125.1% from RMB6.4 million for the corresponding period in 2012.

Operating margin was 2.9% for the fourth quarter of 2013, compared with 1.5% for the corresponding period in 2012.

Interest income was RMB21.7 million (US$3.6 million) for the fourth quarter of 2013, representing an increase of 8.0% from RMB20.1 million for the corresponding period in 2012. The increase in interest income was primarily due to an increase in other receivables during fourth quarter of 2013 as compared with the corresponding period in 2012.

Income tax expense was RMB10.4 million (US$1.7 million) for the fourth quarter of 2013, representing an increase of 8.8% from RMB9.5 million for the corresponding period in 2012 mainly due to an increase in operating income. The effective tax rate for the fourth quarter of 2013 was 31.5% compared with 34.8% for the corresponding period in 2012.

Net income attributable to the Company’s shareholders was RMB24.7 million (US$4.1 million) for the fourth quarter of 2013, representing an increase of 23.2% from RMB20.1 million for the corresponding period in 2012.

Net margin was 4.9% for the fourth quarter of 2013 compared with 4.6% for the corresponding period in 2012.

Basic and diluted net income per ADS were RMB0.49 (US$0.08) and RMB0.49 (US$0.08) for the fourth quarter of 2013, respectively, representing increases of 23.5% and 24.0% from RMB0.40 and RMB0.40 for the corresponding period in 2012, respectively.

Adjusted EBITDA was RMB36.4 million (US$6.0 million) for the fourth quarter of 2013, representing an increase of 8.3% from RMB33.6 million for the corresponding period in 2012.

Adjusted EBITDA margin was 7.2% for the fourth quarter of 2013 compared with 7.7% for the corresponding period in 2012.

Financial Result for the Year Ended December 31, 2013

Total net revenues were RMB1.8 billion (US$290.2 million) for fiscal year 2013, representing an increase of 10.8% from RMB1.6 billion in fiscal year 2012, primarily attributable to increases in net revenues from our P&C insurance and claims adjusting business segments, offsetting the decline in net revenues from our life insurance business segment mostly due to shifted focus to the sales of protection insurance products which have lower average premium per policy compared to participating insurance products, although the number of insurance policies sold during fiscal year 2013 remained flat year-over-year. The increase in the P&C insurance business segment was mainly driven by increases in both sales volume and commission rates received from insurance underwriters, while the growth of the claims adjusting business segment was mainly attributable to growth in the auto insurance-related claims adjusting business. Net revenues from commissions and fees derived from the P&C insurance, life insurance and claims adjusting businesses for fiscal year 2013 contributed 72.0%, 13.1%, and 14.9% of the Company’s total net revenues, respectively, compared to 68.9%, 17.3% and 13.8%, respectively, for fiscal year 2012.

Total operating costs and expenses were RMB1.7 billion (US$287.3 million) for fiscal year 2013, representing an increase of 14.4% from RMB1.5 billion in fiscal year 2012.

Commissions and fees expenses were RMB1.3 billion (US$213.7 million) for fiscal year 2013, representing an increase of 19.1% from RMB1.1 billion in fiscal year 2012. The increase was primarily due to sales growth and increases in commissions paid to our P&C sales agents caused by (i) higher commission rates in the auto insurance market as a result of increased competition among P&C insurance companies and (ii) increased per policy acquisition costs mainly due to expenses incurred in competing with telemarketing channels of certain P&C insurance companies.

Selling expenses were RMB96.5 million (US$15.9 million) for fiscal year 2013, representing an increase of 23.0% from RMB78.4 million in fiscal year 2012, primarily due to sales increase and increases in staff salary, travel, gasoline and office expenses mostly incurred by the claims adjusting business segment due to staff increase.

General and administrative expenses were RMB349.2 million (US$57.7 million) for fiscal year 2013, representing a decrease of 1.9% from RMB356.0 million in fiscal year 2012.

As a result of the foregoing factors, income from operations was RMB18.0 million (US$3.0 million) for fiscal year 2013, representing a decrease of 72.7% from RMB65.8 million in fiscal year 2012.

Operating margin was 1.0% for fiscal year 2013, compared with 4.2% for fiscal year 2012.

Interest income was RMB84.3 million (US$13.9 million) for fiscal year 2013, representing a decrease of 6.7% from RMB90.3 million in fiscal year 2012. The decrease in interest income was primarily due to a decrease in the bank deposits as we increased short-term investments.

Income tax expense was RMB27.2 million (US$4.5 million) for fiscal year 2013, representing a decrease of 46.1% from RMB50.4 million in fiscal year 2012 due to decrease in operating income. The effective tax rate for fiscal year 2013 was 25.5% compared with 31.4% for fiscal year 2012 due to higher share-based compensation expenses charged for fiscal year 2012 which were non-tax deductible.

Net income attributable to the Company’s shareholders was RMB95.6 million (US$15.8 million) for fiscal year 2013, representing a decrease of 26.7% from RMB130.5 million for fiscal year 2012.

Net margin was 5.4% for fiscal year 2013 compared with 8.2% for fiscal year 2012.

Basic and diluted net income per ADS were RMB1.92 (US$0.32) and RMB1.91 (US$0.32) for fiscal year 2013, respectively, representing decreases of 26.5% and 26.4% from RMB2.60 and RMB2.60 for fiscal year 2012, respectively.

Adjusted EBITDA was RMB124.2 million (US$20.5 million) for fiscal year 2013, representing a decrease of 36.5% from RMB195.7 million for fiscal year 2012.

Adjusted EBITDA margin was 7.1% for fiscal year 2013 compared with 12.3% for fiscal year 2012.

As of December 31, 2013, the Company had RMB2.3 billion (US$378.1 million) in cash and cash equivalents.

Business Highlights:

●	As of December 31, 2013, CNinsure’s distribution and service network consisted of 480 sales and services outlets operating in 27 provinces, compared with 472 sales and service outlets operating in 26 provinces as of December 31, 2012. CNinsure had 51,583 sales agents and representatives and 1,362 professional claims adjustors as of December 31, 2013, compared with 46,940 sales agents and representatives, and 1,287 professional claims adjustors as of December 31, 2012.

●	On December 25, 2013, Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. was named Outstanding Credible Company in Guangdong province. Based on a variety of matrix, the selection of this award was organized by Guangdong Manufacturers Association and Guangdong Modern Service Industry Association with a list of sponsors encompassing Guangdong Development and Reform Commission, Guangdong Small and Medium Enterprises Bureau, Guangzhou Branch of People’s Bank of China, Guangdong Credit Guarantee Association, and Guangdong University of Finance.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 15% for the first quarter of 2014 compared with the corresponding period in 2013. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the fourth quarter and fiscal year 2013 results at

Time:	9:00 PM Eastern Daylight Time on March 10, 2014

or	9:00 AM Beijing/Hong Kong Time on March 11, 2014

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-903-737

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6723-9385

A replay of the call will be available for three days by dialing the following number:
+61 2 8199 0299

Conference ID #: 17694257

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. Adjusted EBITDA is defined as net income before income tax expense, investment income and interest income, depreciation, amortization and share-based compensation expenses. Adjusted EBITDA margin is defined as adjusted EBITDA divided by total net revenues. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the fourth quarter of 2013, the fiscal year of 2013 and the corresponding period of 2012, and these items have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this release.

 CNINSURE INC.
Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	2,525,618	2,288,623	378,054
Restricted cash	10,871	11,100	1,834
Short term investments	600	253,900	41,941
Accounts receivable, net	196,244	199,482	32,952
Insurance premium receivables	10	57	9
Other receivables	86,565	214,670	35,461
Deferred tax assets	4,942	4,858	802
Amounts due from related parties	151,785	144,371	23,848
Other current assets	17,265	20,634	3,409
Total current assets	2,993,900	3,137,695	518,310

Non-current assets:
Property, plant, and equipment, net	94,921	69,562	11,491
Goodwill and intangible assets, net	121,333	107,668	17,785
Deferred tax assets	3,967	3,382	559
Investment in affiliates	168,620	189,241	31,260
Other non-current assets	18,048	13,076	2,160
Total non-current assets	406,889	382,929	63,255
Total assets	3,400,789	3,520,624	581,565

CNINSURE INC.
Condensed Consolidated Balance Sheets-(Continued)

 (In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB30,689 and RMB10,282 (US$1,699) as of December 31, 2012 and 2013, respectively)	98,124	92,324	15,251
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB202 and RMB223 (US$37) as of December 31, 2012 and 2013, respectively)	2,941	4,066	672
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB35,000 and RMB21,129 (US$3,490) as of December 31, 2012 and 2013, respectively)	116,124	107,848	17,815
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB4,382 and RMB2,172 (US$359) as of December 31, 2012 and 2013, respectively)	42,317	39,089	6,457
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB2,037 and RMB2,603 (US$430) as of December 31, 2012 and 2013, respectively)	56,003	55,992	9,249
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB3,030 and Nil as of December 31, 2012 and 2013, respectively)	3,030	—	—
Total current liabilities	318,539	299,319	49,444

CNINSURE INC. Condensed Consolidated Balance Sheets-(Continued) (In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2012	2013	2013
	RMB	RMB	USS
	(audited)	(unaudited)	(unaudited)
Non-current liabilities:
Other tax liabilities	47,589	50,735	8,381
Deferred tax liabilities	26,754	23,808	3,933
Total non-current liabilities	74,343	74,543	12,314
Total liabilities	392,882	373,862	61,758
Ordinary shares	7,624	7,624	1,259
Additional paid-in capital	2,284,906	2,329,962	384,882
Statutory reserves	178,440	182,740	30,186
Retained earnings	527,542	618,885	102,233
Accumulated other comprehensive loss	(104,132)	(111,114)	(18,355)
Total CNinsure Inc. shareholders’ equity	2,894,380	3,028,097	500,205
Noncontrolling interests	113,527	118,665	19,602
Total equity	3,007,907	3,146,762	519,807
Total liabilities and equity	3,400,789	3,520,624	581,565

CNINSURE INC.

Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Net revenues:
Commissions and fees	430,137	502,411	82,992	1,580,234	1,755,545	289,995
Other service fees	5,690	1,428	236	5,883	1,479	244
Total net revenues	435,827	503,839	83,228	1,586,117	1,757,024	290,239
Operating costs and expenses:
Commissions and fees	(311,821)	(365,829)	(60,431)	(1,085,809)	(1,293,372)	(213,650)
Selling expenses	(19,332)	(24,657)	(4,073)	(78,449)	(96,461)	(15,934)
General and administrative expenses	(98,280)	(98,957)	(16,346)	(356,033)	(349,205)	(57,684)
Total operating costs and expenses	(429,433)	(489,443)	(80,850)	(1,520,291)	(1,739,038)	(287,268)
Income from operations	6,394	14,396	2,378	65,826	17,986	2,971
Other income, net:
Investment income	—	4,538	750	—	8,886	1,468
Interest income	20,055	21,661	3,578	90,323	84,250	13,917
Financial cost	(2,439)	—	—	(2,439)	—	—
Others, net	3,396	(7,640)	(1,262)	6,742	(4,601)	(760)
Income before income taxes and income of affiliates	27,406	32,955	5,444	160,452	106,521	17,596
Income tax expense	(9,541)	(10,380)	(1,715)	(50,373)	(27,158)	(4,486)
Share of income of affiliates	610	3,770	623	14,658	20,621	3,406
Net income	18,475	26,345	4,352	124,737	99,984	16,516
Less: net gain (loss) attributable to noncontrolling interests	(1,581)	1,644	271	(5,773)	4,341	717
Net income attributable to the Company’s shareholders	20,056	24,701	4,081	130,510	95,643	15,799

CNINSURE INC.

Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Net income per share:
Basic	0.02	0.02	—	0.13	0.10	0.02
Diluted	0.02	0.02	—	0.13	0.10	0.02
Net income per ADS:
Basic	0.40	0.49	0.08	2.60	1.92	0.32
Diluted	0.40	0.49	0.08	2.60	1.91	0.32

Shares used in calculating net income per share:
Basic	1,001,558,815	998,861,526	998,861,526	1,002,308,275	998,861,526	998,861,526
Diluted	1,005,461,258	998,861,526	998,861,526	1,005,301,969	1,000,570,018	1,000,570,018

Net income	18,475	26,345	4,352	124,737	99,984	16,516
Other comprehensive loss, net of tax: Foreign currency translation adjustments	(2,110)	(2,602)	(430)	(2,568)	(6,981)	(1,153)
Comprehensive income	16,365	23,743	3,922	122,169	93,003	15,363
Less: Comprehensive income (loss) attributable to the noncontrolling interests	(1,581)	1,644	271	(5,773)	4,341	717
Comprehensive income attributable to the CNinsure Inc’s shareholders	17,946	22,099	3,651	127,942	88,662	14,646

CNINSURE INC.

Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	18,475	26,345	4,352	124,737	99,984	16,516
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,539	7,732	1,277	26,349	31,253	5,163
Amortization of intangible assets	3,725	3,416	564	15,285	13,664	2,257
Allowance for doubtful receivables	1,323	2,661	440	4,523	5,303	876
Compensation expenses associated with stock option	12,920	14,702	2,428	66,878	45,317	7,485
Loss (gain) on disposal of property, plant and equipment	2,363	(16)	(2)	3,662	(17)	(2)
Financial cost	2,439	—	—	2,439	—	—
Write down of dividend receivables	—	7,561	1,249	—	7,561	1,249
Investment income	—	(4,538)	(750)	—	(8,886)	(1,468)
Share of income of affiliates	(610)	(3,770)	(623)	(14,658)	(20,621)	(3,406)
Changes in operating assets and liabilities	(24,835)	40,964	6,767	(71,407)	6,200	1,024
Net cash generated from operating activities	22,339	95,057	15,702	157,808	179,758	29,694
Cash flows generated from (used in) investing activities:
Purchase of property, plant and equipment	(4,054)	(1,731)	(286)	(11,624)	(36,181)	(5,976)
Proceeds from disposal of property and equipment	4	92	15	584	249	41
Proceeds from disposal of short term investments	—	—	—	71,080	30,600	5,055
Purchase of short term investments	—	(30,000)	(4,955)	(40,600)	(283,900)	(46,897)
Short-term investment gain	—	3,528	583	—	7,876	1,301
Disposal of subsidiaries, net of cash	—	(1,532)	(253)	1,967	(1,532)	(253)
Decrease (increase) in restricted cash	916	1,170	193	(795)	(229)	(38)
Increase in other receivables	—	(67,705)	(11,184)	(3,400)	(67,705)	(11,184)
Purchase of non-current assets	—	—	—	(1,948)	—	—
Return of investment in non-current assets	—	—	—	1,300	—	—
Decrease (increase) in amounts due from related parties	(99,105)	22,666	3,744	218,350	(62,300)	(10,291)
Net cash generated from (used in) investing activities	(102,239)	(73,512)	(12,143)	234,914	(413,122)	(68,242)

CNINSURE INC.

Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Cash flows generated from (used in) financing activities:
Acquisition of additional interest in subsidiaries	(70,000)	—	—	(90,455)	—	—
Capital injection by noncontrolling interests	—	—	—	12,655	3,350	553
Proceeds on exercise of stock options	300	—	—	348	—	—
Repurchase of ordinary shares	(9,244)	—	—	(9,244)	—	—
Net cash generated from (used in) financing activities	(78,944)	—	—	(86,696)	3,350	553
Net increase (decrease) in cash and cash equivalents	(158,844)	21,545	3,559	306,026	(230,014)	(37,995)
Cash and cash equivalents at beginning of period	2,686,572	2,269,680	374,925	2,222,160	2,525,618	417,202
Effect of exchange rate changes on cash and cash equivalents	(2,110)	(2,602)	(430)	(2,568)	(6,981)	(1,153)
Cash and cash equivalents at end of period	2,525,618	2,288,623	378,054	2,525,618	2,288,623	378,054
Interest paid	—	—	—	—	—	—
Income taxes paid	8,321	6,911	1,142	63,400	27,153	4,485

CNINSURE INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands)

	For The Three Months Ended			For The Twelve Months Ended
	December 31			December 31
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
Net income	18,475	26,345	4,352	124,737	99,984	16,516
Income tax expense	9,541	10,380	1,715	50,373	27,158	4,486
Investment income	—	(4,538)	(750)	—	(8,886)	(1,468)
Interest income	(20,055)	(21,661)	(3,578)	(90,323)	(84,250)	(13,917)
Financial cost	2,439	—	—	2,439	—	—
Depreciation	6,539	7,732	1,277	26,349	31,253	5,163
Amortization of intangible assets	3,725	3,416	564	15,285	13,664	2,257
Compensation expenses associated with stock option	12,920	14,702	2,428	66,878	45,317	7,485
Adjusted EBITDA	33,584	36,376	6,008	195,738	124,240	20,522
Total net revenues	435,827	503,839	83,228	1,586,117	1,757,024	290,239
Adjusted EBITDA Margin	7.7%	7.2%	7.2%	12.3%	7.1%	7.1%

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Page 17 of 17